MESSER GRESHEIM HOLDING GMBH
Koogstraat 10
25870 Norderfriedrichskoog
Germany

September 6, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Re:	Application for Withdrawal
Post-Effective Amendment No. 3 to Form Form F-4 on Form F-3, filed on August 24, 2004
File No. 333-73020

Ladies and Gentlemen:

At the request of the Securities and Exchange Commission (the “Commission”), Messer Griesheim Holding GmbH (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Commission consent to the withdrawal of the Company’s Post-Effective Amendment No. 3 to Form F-4 on Form F-3, filed on August 24, 2004 (the “Post-Effective Amendment No. 3”).

Accordingly, we request an order granting the withdrawal of the Post-Effective Amendment No. 3 be issued by the Commission. Please provide a copy of the order granting the withdrawal of the Post-Effective Amendment No. 3 to the undersigned at the address set forth above, with a copy to Sarah Murphy of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, England.

If you have any questions or comments or require further information regarding this application for withdrawal of the Post-Effective Amendment No. 3, please do not hesitate to call Sarah Murphy of Freshfields Bruckhaus Deringer at 011 44 20 7936 4000.

Sincerely,

Messer Griesheim Holding GmbH

/s/ Stefan Messer
By: Stefan Messer, Chief Executive Officer

/s/ Harald Pinger
By: Harald Pinger, Chief Financial Officer